Mail Stop 3561

April 6, 2006

Richard L. Songer, President
Sew Cal Logo, Inc.
207 West 138th Street
Los Angeles, California 90061

       Re: **Sew Cal Logo, Inc.**.
           Registration Statement on Form SB-2
           Filed March 9, 2006
           File No. 333-132304
           Form 10-KSB for Fiscal Year August 31, 2005
           Filed December 15, 2005
           File No. 333-113223

Dear Mr. Songer:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Part II

Undertakings, page 45

1. Include in the registration statement the additional undertakings required by Item 512 (a)(4) and (g) of Regulation S-B.

Form 10-KSB

Controls and Procedures, page 13

2. Please note that Item 307 of Regulation S-B requires an evaluation of the effectiveness of your disclosure controls and procedures to be performed as of the end of the period covered by the annual report, rather than as of a date within 90 days of the end of the period. Please revise accordingly.

3. Your principal executive officer and principal financial officer should conclude that your disclosure controls and procedures are effective "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," and that these disclosure controls and procedures are effective "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal and executive officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."   Please include the full definition of disclosure controls and procedures in this section. See Rule 13a-15 under the Securities Exchange Act.

4.   Please revise this section to present the information required by Item 308(c).

Exhibits 31.1 and 31.2 - Certifications

5. Please revise the certifications presented here so that they are stated exactly as set forth in Item 601(b)(31) of Regulation S-B. Please note, for example, that the certifications must be provided as of the end of the period covered by this report, rather than within 90 days of the filing of the report, that paragraph four should refer to Exchange Act Rules 13a-15(e) and 15d-15(e) relating to disclosure controls and procedures, and that there is no longer a paragraph 6. Moreover, you should refer to the "small business issuer" instead of the "registrant" as set forth in Item 601(b)(31) of Regulation S-B. Please see Release No. 33-8238 June 5 2003).

Exhibits 32.1 and 32.2 Certifications

6. We note that these certifications refer to the "quarter ended February 28, 2005" rather than to the fiscal year for which this report is filed. Please revise.

* * * * * *

As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the registration statement. We will act on such request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Albert Yarashus at (202) 551-3239 or David Mittelman, Legal Branch Chief, at (202) 551-3214 if you have questions regarding our comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
FAX (732) 577-1188